POINTSTAR ENTERTAINMENT CORP.

SUITE 1211 - 3408 CROWLEY DRIVE

VANCOUVER A1 V5R 6C3

604-288-9300

Dear Mr. Guggenheim,

We have received a faxed letter dated September 17, 2007 regarding the issue of doing business with Syria since the country is identified as one which sponsors terrorism. You also quoted our 10-KSB that “[w]e will focus on obtaining content on the Arab and South Asian communities. The principle producer of Arabic content in the Arab world is Egypt, followed by Lebanon and Syria.”

Regarding the issue related to Syria, we confirm that:

•	no agreement was ever signed with a party from Syria or related to any content that is produced in Syria or owned by any entity in Syria.
•	no money was ever spent in Syria or paid to any Syrian national or company or anyone associated with a Syrian national or company.
•	no negotiation was ever conducted with a party from Syria.

Our 10-KSB of April 30, 2007 discusses the lack of any agreements achieved to date: “we held discussions with several content owners and brokers such as Media Gateway (Dubai) and Broadband TV (Vancouver). We did not sign any agreements because of our lack of a completed Video delivery platform.”

If you have any questions, do not hesitate to contact me.

Rafeh Hulays, Director

/s/ Rafeh Hulays

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